UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): September 22, 2025

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

On September 22, 2025, Cabbacis Inc (the “Company”) issued a press release announcing that the Company filed its Semiannual Report on Form 1-SA for the semiannual period ended June 30, 2025 with the U.S. Securities and Exchange Commission (the “SEC”). The press release also contained a corporate update and announced some of the Company’s financial results for the semiannual period ended June 30, 2025; complete financial results for the semiannual period ended June 30, 2025 are included in the Semiannual Report. A copy of the press release announcing the filing of the Company’s Semiannual Report is furnished as Exhibit 99.1 to this Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 22, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Chairman

Dated: September 23, 2025

2